UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1924

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 0-12247

A.    Full title of the plan and the address of the plan, if different from that of the issue named below:

Savings Plan for the Subsidiaries of Southside Bancshares, Inc.

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southside Bancshares, Inc.
1201 S. Beckham Avenue
Tyler, TX 75701

Savings Plan for the Subsidiaries of Southside Bancshares, Inc.

Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits (Modified Cash Basis)	2
Statements of Changes in Net Assets Available for Benefits (Modified Cash Basis)	3
Notes to Financial Statements	4
Supplemental Schedules
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2013	12
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at December 31, 2012
Other Information
Signature	14
Exhibit Index	15

Report of Independent Registered Public Accounting Firm

The Audit Committee
The Savings Plan for the Subsidiaries of Southside Bancshares, Inc.

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of the Savings Plan for the Subsidiaries of Southside Bancshares, Inc. as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Savings Plan of the Subsidiaries of Southside Bancshares, Inc. at December 31, 2013 and 2012, and the changes in its net assets available for benefits (modified cash basis) for the years then ended, on the basis of accounting as described in Note 2.
As described in Note 2 to the financial statements, the financial statements have been prepared on the modified cash basis of accounting, which is a basis of accounting other than U.S. general accepted accounting principles. Our opinion was not modified with respect to this matter.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule (modified cash basis) of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Dallas, Texas
October 17, 2014

SAVINGS PLAN FOR THE SUBSIDIARIES OF
SOUTHSIDE BANCSHARES, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)

	Years Ended December 31,
	2013	2012
ASSETS
Cash	$3,047	$—

Investments, at fair value:
Mutual funds	10,142,956	7,527,541
Common stocks	2,147,830	1,632,887
Money market funds	1,787,215	2,378,384
Total investments	14,078,001	11,538,812

Notes receivable from participants	465,914	487,166

Net assets available for benefits	$14,546,962	$12,025,978

See Accompanying Notes to Financial Statements.

SAVINGS PLAN FOR THE SUBSIDIARIES OF
SOUTHSIDE BANCSHARES, INC.
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(MODIFIED CASH BASIS)

	Years Ended December 31,
	2013	2012
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$2,175,778	$784,201
Dividend and interest income	145,176	161,706
Capital gain distributions	440,713	99,040
Total investment income	2,761,667	1,044,947
Interest income from notes receivable from participants	15,568	14,143
Contributions:
Participant	941,187	939,187
Employer	99,082	80,564
Rollovers	24,612	—
Total contributions	1,064,881	1,019,751
Total additions	3,842,116	2,078,841

DEDUCTIONS:
Benefits paid to participants	1,273,602	801,863
Excess contributions returned to participants	44,076	40,612
Administrative expenses	3,454	—
Total deductions	1,321,132	842,475
Net increase	2,520,984	1,236,366

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	12,025,978	10,789,612
End of year	$14,546,962	$12,025,978

See Accompanying Notes to Financial Statements.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Savings Plan for the Subsidiaries of Southside Bancshares, Inc. (the Plan) provides general information about the Plan's provisions. Southside Bancshares, Inc. (the Company) is the Plan Sponsor and Southside Bank is the Plan Administrator. Participants should refer to the plan document and summary plan description for a more complete description of the Plan's provisions, copies of which may be obtained from the Plan Sponsor.

GENERAL

The Plan is a salary deferral 401(k) defined contribution plan whereby eligible employees of the Company are permitted to make Regular 401(k) deferrals and Roth 401(k) deferrals. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

PLAN ADMINSTRATION

EPIC Advisors, Inc. (the record-keeper) provides certain plan administrative and support services such as compliance testing, processing distribution/loan requests, and enrollment and transaction processing.

ELIGIBILITY

Employees are eligible to participate in the Plan upon the completion of one year of service (at least 1,000 hours) and the attainment of age twenty-one. Participants may enter the Plan on the first day of the Plan year or the first day of the seventh month of the Plan, whichever is coincident with or next following the date on which eligibility requirements are met.

Security officers who are also employed on a full-time basis by any federal, state, county, or local law enforcement agency shall be excluded from participation in the Plan.

CONTRIBUTIONS

A participant may elect to defer up to 100% of his or her compensation subject to certain maximum limitations imposed by the Internal Revenue Code ($17,500 and $17,000 for 2013 and 2012, respectively). A participant that attains age 50 before the close of the Plan year is permitted to make catch-up contributions not to exceed $5,500 for 2013 and 2012, making their elective deferral limitation $23,000 and $22,500 for 2013 and 2012, respectively. Roth 401(k) deferrals are permitted and participants may also make eligible rollover contributions.

The Company has an option to provide matching contributions (for employees hired after December 31, 2005) equal to a matching percentage which the Company, from time to time, deems advisable (50% for 2013 and 2012). In applying the matching percentage, only salary deferrals up to 5% of a participant’s compensation will be eligible. To receive the matching contribution for a Plan year, the participant must have made match-eligible contributions during the Plan year, completed 1,000 hours or more of service and must be employed by the Company on the last day of the Plan year (unless termination due to death, disability or attainment of normal retirement age).

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

VESTING

Participants are immediately vested in their voluntary contributions and rollover contributions plus actual earnings thereon. Vesting in the matching contributions is based upon years of continuous service (1,000 hours during a Plan year) as follows:

Years of Service	% Vested
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and the Company’s matching contributions (if eligible) and allocations of plan earnings. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

FORFEITED ACCOUNTS

Upon termination of employment, participants forfeit their nonvested balances. If a participant is rehired, the participant shall have the right to repay to the Plan the portion of the participant’s account which was previously distributed. In the event the participant repays the entire distribution received from the plan, the Company shall restore the non-vested portion of the participant’s account. Unallocated forfeited balances as of December 31, 2013 and 2012 were $8,317 and $6,707, respectively. These accounts will be used to reduce future employer contributions. Also, in 2013 and 2012, employer contributions were reduced by $6,705 and $1,709, respectively, from forfeited nonvested accounts.

PARTICIPANT INVESTMENT OPTIONS

Participants are permitted to invest all contributions among only those investment alternatives made available by the Plan Sponsor under the Plan. Participants may elect to terminate their elective deferrals at any time. Modifications to participants’ deferral amounts are effective at the beginning of the next payroll period. Participants may change their investment options daily via phone or online access to EPIC Advisors, Inc.

PARTICIPANT LOANS

Participants may borrow from their accounts a minimum of $1,000 ($750 prior to April 5, 2013) up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The maximum repayment term of any loan is 5 years unless the loan is used to acquire any dwelling unit which within a reasonable time after the loan is made is to be used as the principal residence. The maximum repayment term for a loan used to acquire a dwelling unit shall be a reasonable time, as determined by the Plan Administrator, which may exceed 5 years but shall not exceed 30 years. The Plan Administrator may, in its discretion, establish a shorter repayment term than the maximum repayment term other permitted under the Plan. The $50,000 limit is reduced by the excess (if any) of (A) the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date of which such loan was made, over (B) the outstanding loan balance of loans from the Plan on the date on which the loan was made. A participant may not have more than three loans outstanding at any point in time. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates at the date of issuance as determined quarterly by the Plan Administrator. Principal and interest is paid ratably through payroll deductions over not more than 5 years, except for loans to purchase a principal residence. If a participant terminates employment with the Company, it will automatically be treated as a distribution to the participant based upon the terms of the plan document.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

RETIREMENT BENEFITS

Generally, the fully vested value of the participant’s account is payable at their normal retirement age (55). Participants that work beyond age 55 are permitted to continue participation in the Plan. In-service withdrawals are permitted if a participant is age 59 ½ or older and still employed by the Company. In-service withdrawals are limited to one per year. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS) and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.

PAYMENT OF BENEFITS

Upon separation of service with the Company due to death, disability, retirement or termination, a participant whose vested account balance is equal to or less than $5,000 is eligible to have the distribution paid directly to an eligible rollover plan or to receive an immediate lump-sum distribution equal to their vested account balance. For vested account balances greater than $5,000, a participant is eligible to have the distribution paid directly to an eligible rollover plan or to receive installment payments or partial payments (minimum of $1,000). Cash and employer securities are forms of payment available under the Plan.

ADMINISTRATIVE EXPENSES

The Plan’s administrative expenses are paid by the Plan unless the Company pays such expenses, as provided by the Plan’s provisions. Expenses relating to purchases, sales or transfers of the Plan’s investments are charged to the particular investment fund to which the expenses relate. Fees related to the administration of notes receivable from participants are charged directly to the participant.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will become 100 percent vested in their accounts.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than U.S. generally accepted accounting principles. The modified cash basis of accounting is an acceptable alternative method of reporting under regulations issued by the Department of Labor. The carrying values of the Plan’s investments have been adjusted to fair value as stated below. All other transactions are recorded on the cash basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

INVESTMENT VALUATION AND INCOME RECOGNITION

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion and disclosures related to fair value measurements.

The Plan Administrator is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the cash basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

NOTES RECEIVABLE FROM PARTICIPANTS

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is received. Related fees are recorded as administrative expense and are recorded when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

NOTE 3 - INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets available for benefits are as follows as of December 31:

	2013	2012

Federated Government Obligation Fund	$1,786,578	$2,371,783
Fidelity Blue Chip Growth Fund	849,787	615,110
Fidelity Contra Fund	2,024,176	1,581,649
Fidelity Puritan Fund	913,272	749,574
T. Rowe Price Mid Cap Growth Fund	990,448	*
VanGuard Index 500	795,743	*
Southside Bancshares, Inc.	2,147,830	1,632,887

*Investment balance represents less than 5% of the Plan's net assets.

During 2013 and 2012, the Plan's investments, (including investments purchased, sold, as well as held during the year), appreciated in fair value as follows:

	2013	2012
Investments at fair value as determined by quoted market prices:
Mutual funds	$1,568,523	$740,173
Common stock	607,255	44,028
Net appreciation in fair value	$2,175,778	$784,201

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

NOTE 4 - FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs might include the following:

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	inputs other than quoted prices that are observable for the asset or liability (e.g., interest rates, volatilities, prepayment speeds, credit risks, etc.); or

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based the lowest level input that is significant to the fair value measure in its entirety.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.
Common Stock: Fair value measurement of common stock is based upon the closing price reported on the active market on which the individual securities are traded and is classified in Level 1 of the fair value hierarchy.
Mutual Funds and Money Market Funds: Mutual funds and Money Market funds are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares outstanding. Mutual fund and Money Market fund NAVs are quoted in an active market and are classified in Level 1 of the fair value hierarchy.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

The following tables set forth by fair value hierarchy level, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Growth	$2,873,963	$—	$—	$2,873,963
Small Value Companies	547,216	—	—	547,216
Moderate Allocation	913,272	—	—	913,272
Short Government	512,048	—	—	512,048
Mid-Cap Growth	990,448	—	—	990,448
Large Blend	795,743	—	—	795,743
Foreign Large Growth	594,651	—	—	594,651
Technology	381,266	—	—	381,266
Intermediate Government	373,367	—	—	373,367
Target Date	584,667	—	—	584,667
Mid-Cap Value	427,292	—	—	427,292
Foreign Large Blend	408,151	—	—	408,151
Mid-Cap Blend	311,963			311,963
Intermediate-Term Bond	243,253	—	—	243,253
Small Blend	185,656	—	—	185,656
Total Mutual Funds	10,142,956	—	—	10,142,956
Money Market Funds	1,787,215	—	—	1,787,215
Common Stock	2,147,830	—	—	2,147,830
Total assets at fair value	$14,078,001	$—	$—	$14,078,001

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Large Growth	$2,196,759	$—	$—	$2,196,759
Small Value Companies	180,669	—	—	180,669
Moderate Allocation	749,574	—	—	749,574
Short Government	503,002	—	—	503,002
Mid-Cap Growth	538,516	—	—	538,516
Large Blend	567,388	—	—	567,388
Foreign Large Growth	520,601	—	—	520,601
Technology	339,789	—	—	339,789
Intermediate Government	375,089	—	—	375,089
Mid-Cap Value	289,700			289,700
Foreign Large Blend	288,971	—	—	288,971
Target Date	346,015	—	—	346,015
Intermediate-Term Bond	285,299	—	—	285,299
Mid-Cap Blend	227,388			227,388
Small Blend	118,781	—	—	118,781
Total Mutual Funds	7,527,541	—	—	7,527,541
Money Market Funds	2,378,384	—	—	2,378,384
Common Stock	1,632,887	—	—	1,632,887
Total assets at fair value	$11,538,812	$—	$—	$11,538,812

NOTE 5 - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 7, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013 AND 2012

NOTE 6 - RELATED-PARTY TRANSACTIONS

At December 31, 2013 and 2012, the Plan held 78,560 and 77,535 shares of Southside Bancshares, Inc. common stock, respectively, with fair values of $2,147,830 and $1,632,887, respectively. During the years ending December 31, 2013 and 2012, cash dividends paid on Southside Bancshares, Inc. common stock were $72,808 and $90,475, respectively. The Company provides the Plan with certain accounting and administrative services for which no fees are charged. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA.

NOTE 7 - RISK AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available-for-benefits.

NOTE 8 - EXCESS CONTRIBUTIONS RETURNED TO PARTICIPANTS

During 2014 and 2013, $6,500 and $44,076, respectively was returned to participants for 2013 and 2012 contributions made in excess of amounts allowed by the Internal Revenue Code.

NOTE 9 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available-for-benefits reflected by the accompanying financial statements to Schedule H of Form 5500 at December 31:

	2013	2012
Net assets available-for-benefits - financial statements	$14,546,962	$12,025,978
Employer match receivable	107,016	105,788
Net assets available-for-benefits - Form 5500	$14,653,978	$12,131,766

The following is a reconciliation of employer contributions per the financial statements to Schedule H of Form 5500 for the year ended December 31, 2013:

Employer contributions per the financial statements	$99,082
Prior year employer match receivable	(105,788)
Current year employer match receivable	107,016
Employer contributions per Schedule H of Form 5500	$100,310

NOTE 10 - SUBSEQUENT EVENTS

On April 28, 2014, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with OmniAmerican Bancorp, Inc., a Maryland corporation ("OmniAmerican") and the holding Company for OmniAmerican Bank, a federal savings association based in Fort Worth, Texas. Subsequent to the acquisition, OmniAmerican's plan will terminate and upon receipt of a favorable determination letter from the IRS, OmniAmerican employees will have the option to rollover their balance to an IRA, rollover to the Company's 401(k) Plan or take a distribution.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
PLAN No. 002 EIN 75-1848732
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2013

	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value
Identity of issue, borrower, lessor, or similar party		Current Value

Money Market Funds
Federated Government Obligation Fund	1,786,578 shares	$1,786,578
Federated Treasury Obligation Fund	637 shares	637
Mutual Funds
Artisan Int'l Fund	19,510 shares	594,651
DFA - US Small Cap Value Portfolio	15,454 shares	547,216
Federated Mid Cap Fund	11,262 shares	311,963
Federated Total Return Fund	22,094 shares	243,253
Federated U. S. Government Securities	48,261 shares	512,048
Fidelity Advisor Freedom 2040	9,997 shares	144,762
Fidelity Advisor Freedom 2030	3,332 shares	46,167
Fidelity Advisor Freedom 2020	25,505 shares	341,007
Fidelity Advisor Freedom 2010	4,062 shares	52,731
Fidelity Blue Chip Growth Fund	13,410 shares	849,787
Fidelity Contra Fund	21,054 shares	2,024,176
Fidelity Intermediate
Government Income Fund	35,424 shares	373,367
Fidelity International Discovery Fund	10,078 shares	408,151
Fidelity Puritan Fund	43,018 shares	913,272
Fidelity Technology Fund	3,099 shares	381,266
T. Rowe Price Mid Cap Growth Fund	13,919 shares	990,448
T. Rowe Price Mid Cap Value Fund	14,219 shares	427,292
VanGuard Index 500	4,671 shares	795,743
VanGuard Small Cap Index	3,524 shares	185,656
Common Stock
* Southside Bancshares, Inc.	78,560 shares	2,147,830
Notes Receivable
* Participant loans	Varying maturity dates with interest rates ranging from 3.25% to 4.00%	465,914
		$14,543,915
* Investment considered a party-in-interest transaction.

SAVINGS PLAN FOR THE
SUBSIDIARIES OF SOUTHSIDE BANCSHARES, INC.
PLAN No. 002 EIN 75-1848732
SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2012

	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value
Identity of issue, borrower, lessor, or similar party		Current Value

Money Market Funds
Federated Government Obligation Fund	2,371,783 shares	$2,371,783
Federated Treasury Obligation Fund	6,601 shares	6,601
Mutual Funds
Artisan Int'l Fund	21,171 shares	520,601
DFA - US Small Cap Value Portfolio	6,893 shares	180,669
Federated Income Trust	18,919 shares	200,732
Federated Mid Cap Fund	10,022 shares	227,388
Federated Total Return Fund	24,961 shares	285,299
Federated U. S. Government Securities	47,010 shares	503,002
Fidelity Advisor Freedom 2040	6,388 shares	81,634
Fidelity Advisor Freedom 2030	2,142 shares	27,069
Fidelity Advisor Freedom 2020	15,718 shares	196,788
Fidelity Advisor Freedom 2010	3,374 shares	40,524
Fidelity Blue Chip Growth Fund	12,540 shares	615,110
Fidelity Contra Fund	20,390 shares	1,581,649
Fidelity Intermediate
Government Income Fund	16,069 shares	174,357
Fidelity International Discovery Fund	8,738 shares	288,971
Fidelity Puritan Fund	38,618 shares	749,574
Fidelity Technology Fund	3,354 shares	339,789
T. Rowe Price Mid Cap Growth Fund	9,734 shares	538,516
T. Rowe Price Mid Cap Value Fund	12,051 shares	289,700
VanGuard Index 500	4,319 shares	567,388
VanGuard Small Cap Index	3,066 shares	118,781
Common Stock
* Southside Bancshares, Inc.	77,535 shares	1,632,887
Notes Receivable
* Participant loans	Varying maturity dates with interest rates ranging from 3.25% to 8.25%	487,166
		$12,025,978
* Investment considered a party-in-interest transaction.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Savings Plan for the Subsidiaries of Southside Bancshares, Inc.

DATE:	October 17, 2014	BY:	/s/ JULIE N. SHAMBURGER
Julie N. Shamburger, CPA
Executive Vice President and Chief Accounting Officer
(Principal Accounting Officer)
Southside Bancshares, Inc.

Exhibit Index

Exhibit Number	Description of Document
23	Consent of Independent Registered Public Accounting Firm